UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated November 22, 2023

Item 1

Bogotá, November 22, 2023. Grupo Aval Acciones y Valores S.A. ("Grupo Aval) hereby informs that Grupo Aval, Banco de Bogotá S.A., Banco de Occidente S.A. and Banco Popular S.A., entered into a shareholders’ agreement pursuant to which Banco Popular S.A. will act as the controlling entity of Corporación Financiera Colombiana S.A. ("Corficolombiana S.A.") according to the terms of articles 260 and 261 of the Colombian Code of Commerce.

The agreement applies the provisions of Article 2.1.1.1.11 of the Colombian Decree 2555 of 2010, with a positive effect on the technical capital and capital adequacy of Banco de Bogotá S.A., Banco de Occidente S.A. and Banco Popular S.A.

The execution of the aforementioned agreement does not entail any change in the share ownership of Corficolombiana currently held by the parties to the agreement, nor any modification of the beneficial owner of Corficolombiana.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel